JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

May 17, 2024

Ms. Karen L. Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
REX AI Equity Premium Income ETF

Dear Ms. Rossotto:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on April 29, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 127 to the registration statement of the Trust, which was filed on March 7, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust (as identified above) (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Prospectus

Principal Investment Strategies

1.	Comment: In the first paragraph, given the nature of the covered call strategy, please qualify the phase “while maintaining the opportunity for exposure to the share price . . .” In addition, the disclosure should clearly indicate how the Fund would be expected to perform in different markets (up, down, flat). Please disclose in this section that the Fund’s NAV will likely not directly correlate on a day-to-day basis with the returns of the individual stocks comprising the Index.

Response: The disclosure has been revised consistent with the Staff’s comment.

2.	Comment: In the second paragraph, please provide, in plain English, a description of the Fund’s covered call strategy.

Response: The Registrant has moved certain information regarding the Fund’s covered call strategy to this paragraph, however, the Registrant notes that additional information regarding the covered call strategy is included in the section entitled “About the Fund’s Strategy.”

3.	Comment: Please provide examples of the types of “AI Enabling Infrastructure” and “AI Services” that are referred to in the last two bullets in the third paragraph under “About the Index.”

Response: The disclosure has been revised consistent with the Staff’s comment.

4.	Comment: Supplementally, please provide a list of Index constituents, including name, index weighting and a brief description of how they are related to AI.

Response: A spreadsheet listing the Index constituents and the information requested by the Staff is being provided supplementally.

5.	Comment: Please disclose how many companies are in the Index and the range of market capitalization of the companies in the Index as of a recent date.

Response: Disclosure addressing the Staff’s comment has been added.

6.	Comment: In the paragraph describing “Key Enablers,” please describe what a “Key
Enabler” is. Also, please disclose that through the Fund’s investments in the companies in the Index in both “Purity Leaders” and “Key Enablers,” at least 80% of the Fund’s assets will be invested in companies that have at least 50% of their assets invested in, or derive 50% of their revenues from, AI or some other reasonable definition.

Response: The disclosure regarding a “Key Enabler” has been revised consistent with the Staff’s comment. The Registrant states in the Prospectus that it will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities comprising the Index. The Index is comprised of the stocks of companies that are at the forefront of AI technologies. The Registrant believes that this is a reasonable definition of AI.

7.	Comment: Please disclose that the Fund is non-diversified.

Response: The disclosure has been revised consistent with the Staff’s comment.

8.	Comment: Please disclose on what basis the Index is rebalanced and reconstituted.

Response: The disclosure has been revised consistent with the Staff’s comment.

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9.	Comment: Please disclose the following regarding the call options to be entered into by the Fund:

(a)	expected term of the call options;
(b)	the percentage of the Fund’s holdings upon which the call options will be written;
(c)	how it will be determined which companies a call option will be written on and the percentage of the Fund’s holdings of that company upon which the call options will be written;
(d)	clarify whether call options will only be written on stocks that the Fund actually holds and, if not, explain why references to a covered call strategy are appropriate;
(e)	supplementally, address whether written call options will account for no more than 15% of the Fund’s portfolio to comply with liquidity requirements;
(f)	explain, in plain English, what “in the money” and “out of the money” call options are;
(g)	clarify what the Fund means by stating that it “intends to target written call options that are not at or in the money;”
(h)	in the paragraph containing “Writing call options generally is a profitable strategy if prices of the underlying securities remain stable or decrease. Since the Fund receives a premium from the purchaser of the option, the Fund partially offsets the effect of a price decline in the underlying security,” clarify that the written call strategy also limits the upside potential on the underlying stock, but the Fund is fully exposed to the downside if the stock decreases in value; and
(i)	move the last sentence in the third paragraph under “About the Fund’s Strategy” to an earlier section of the Fund’s “Principal Investment Strategies.”

Response: The disclosure has been revised consistent with the Staff’s comments. The written call options will generally be exchange-traded and liquid, however, to the extent that any written call options are considered illiquid, such call options will account for no more than 15% of the Fund’s net assets.

Principal Investment Risks

10.	Comment: Please provide a legal analysis for why the Fund can concentrate to the same extent as the Index even though the Fund is not an index fund.

Response: The Fund is relying upon the First Australia no-action letter (pub. avail. July 29, 1999)(the “Letter”). The Letter involved a fund that invested in equity securities included in an unaffiliated index but, notably, the fund was not an index fund. The Letter permitted the fund to invest more than 25% of its assets in the securities of issuers in a particular industry or group of industries to the extent that the index weighting of the issuer exceeded 20% of the index. This permitted the fund to overweight or underweight the holdings of a particular index component without seeking shareholder approval of a change in the fund’s industry concentration policy. The Registrant seeks to hold the stocks included in the Index in the same weighting as in the Index (as opposed to over- or under-weighting them), and, as was the case in the Letter, the Index is maintained by an unaffiliated third party.

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11.	Comment: Please move the paragraph entitled “Options Contracts” to the “Principal Investment Strategies” section of the Prospectus.

Response: Registrant believes that this paragraph describes the risk of investing in options contracts and is appropriately placed in the risk disclosures.

12.	Comment: Please move or add the first sentence under “Price Participation Risk” to the “Principal Investment Strategies” section of the Prospectus.

Response: Registrant believes that this sentence is appropriately placed in the risk disclosures.

13.	Comment: With respect to “Call Writing Strategy Risk,” please consider breaking out in Item 9 how the Fund will generate income and seek capital gains.

Response: Registrant believes that the current disclosure is accurate and complete. No changes are being made to the disclosure.

14.	Comment: With respect to “Equity Securities Risk,” please include the risks of investing in stocks of companies with different market capitalizations, as appropriate.

Response: The disclosure has been revised consistent with the Staff’s comment.

15.	Comment: In the “Money Market Instrument Risk,” please disclose that the Fund will use money market instruments for cash management purposes.

Response: This disclosure is already included in the Prospectus so no changes are being made in response to this comment.

16.	Comment: In the “Technology Industry Risk,” replace “concentrate” with another word such as “focus.”

Response: The disclosure has been revised consistent with the Staff’s comment.

17.	Comment: In the “U.S. Government and U.S. Agency Obligation Risk,” please disclose that the Fund will invest in these securities for cash management purposes.

Response: The disclosure has been revised consistent with the Staff’s comment.

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Other Prospectus Comments

18.	Comment: In the “Management” section, please describe the Adviser’s and Sub-Adviser’s experience in managing the Fund’s strategy.

Response: The disclosure has been revised consistent with the Staff’s comment.

19.	Comment: Please note date of the expected annual or semi-annual reports that will include disclosure regarding the approval of the Investment Advisory Agreement and the sub-advisory agreement.

Response: The disclosure has been revised consistent with the Staff’s comment.

20.	Comment: In the fourth paragraph under “How to Buy and Sell Shares,” please describe how fair value pricing is administered and by which service provider.

Response: The disclosure has been revised consistent with the Staff’s comment.

Statement of Additional Information

21.	Comment: In Fundamental Policy number 4, please note that the Fund may not ignore derivatives transactions in determining compliance with the stated concentration policy.

Response: The disclosure has been revised to reflect the Registrant’s treatment of derivatives with respect to its stated concentration policy.

22.	Comment: In the “Portfolio Managers” section, please disclose the number of accounts and total assets in the accounts with respect to which the advisory fee is based upon the performance of the account or disclose that there are none.

Response: There are no accounts for which the advisory fee is based on the performance of the account.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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